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                             BULLION RIVER GOLD CORP.
                          3500 LAKESIDE COURT, SUITE 200
                                 RENO, NEVADA 89509



June 5, 2006


H. Roger Schwall, Assistant Director
U. S. Securities and Exchange Commission
100 "F" Street, NE
Washington, DC 20549


Re: Bullion River Gold Corp., a Nevada corporation (the "Company")
    Registration Statement on Form SB-2 filed on January 24, 2006
    Commission File No. 333-131236


Dear Mr. Schwall:

   On behalf of the Company, and in accordance with Rule 477 of the Securities and Exchange Commission, I hereby respectfully request withdrawal of the above-referenced Registration Statement, effective immediately. No securities were sold in connection with this offering.

   As the Company's securities counsel, Branden T. Burningham, Esq., discussed with Tangela Richter on June 5, 2006, the purpose of this withdrawal is to ensure that there is no integration of the offering relating to the withdrawn registration statement with the Company's private offering of securities, which the Company hopes to re-open following the date of the requested withdrawal.

   I would greatly appreciate it if you could notify Mr. Burningham at 801-363-7411 upon the granting of the withdrawal.

   Thank you very much.

                                        BULLION RIVER GOLD CORP.

                                        By /s/ Peter M. Kuhn

                                        Peter M. Kuhn, Chief Executive Officer